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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 FORM 12b-25


                       Commission File Number: 000-27469


                          NOTIFICATION OF LATE FILING


(Check One):   _X_Form 10-K  __Form 11-K  __Form 20-F  __Form 10-Q  __Form N-SAR


For Period Ending: December 31, 2000
                   -----------------

                      [  ]  Transition Report on Form 10-K
                      [  ]  Transition Report on Form 20-F
                      [  ]  Transition Report on Form 11-K
                      [  ]  Transition Report on Form 10-Q
                      [  ]  Transition Report on Form N-SAR


Read the attached instruction sheet before preparing form. Please print of type.

    Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

_______________________________________________________________________________


_______________________________________________________________________________


                        PART I.  REGISTRANT INFORMATION

Full Name of Registrant:        GlobalNet, Inc.
Former Name if Applicable:      Rich Earth, Inc.

_______________________________________________________________________________
Address of Principal Executive Office
(Street and Number):                    1919 South Highland Avenue, Suite 125 D

_______________________________________________________________________________
City, State and Zip Code:               Lombard, Illinois 60148



                       PART II.  RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report on transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]  (c)  The accountant's statement or other exhibit required by Rule
          12b-25(c) has been attached if applicable.



                              PART III.  NARRATIVE

      State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      GlobalNet is unable to timely file its Annual Report on Form 10-K for the year ended December 31, 2000 without unreasonable effort or expense due to the necessity to include additional business and financial information in order to properly reflect the reverse merger consummated between GlobalNet International, Inc. and Rich Earth, Inc. on May 30, 2000 (the "Merger"). This is the first report on Form 10-K which the Issuer is filing since the Merger was consummated and extra time and expense is needed in order to accurately reflect the combined entity. The Issuer believes that it will be able to file its report on Form 10-K within the extended time period.
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                          PART IV.  OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Robert J. Donahue,
Chairman and Chief Executive Officer          (630)              652-1300
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      Name                                 (Area Code)       (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                        [ X ] Yes   [   ] No


Explanatory Note:
-----------------

        Issuer has filed all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). However, as discussed below, certain beneficial owners of Issuer inadvertently have failed to timely file certain required filings under the Exchange Ace relating to such beneficial ownership under the following circumstances:

        On May 30, 2000 GlobalNet International, Inc. ("GII") merged into a subsidiary of Rich Earth, Inc. ("Rich Earth") in a "reverse merger" transaction (the "Merger"). As a result of the Merger, GII, continued as the operating entity under the GlobalNet, Inc. ("GlobalNet" or the "Issuer") name, and its historical financial statements replaced those of Rich Earth. Prior to the Merger, Rich Earth filed a Form 10 with the Securities and Exchange Commission (the "Commission") under the Exchange Act causing Rich Earth to become subject to the reporting requirements under the Exchange Act. Immediately after giving effect to the Merger, certain officers and directors became an officer, director and/or 10% beneficial owner of Issuer ("Reporting Persons"). All of Reporting Persons' ownership interests in the Issuer were reported in the
Schedule 14C Definitive Information Statement filed with the Commission pursuant to Section 14(c) of the Exchange Act of Issuer (f/k/a Rich Earth). It was only recently, after Issuer engaged a new law firm as its outside counsel, that Reporting Persons were advised of their ongoing reporting obligations under the Exchange Act. Issuer has requested that all Reporting Persons having obligations to file under the Exchange Act to do so immediately. At the time of this filing and to the knowledge of Issuer, Reporting Persons have either filed or undertaken to file the appropriate Forms 3, Forms 4 and Schedule 13D with the Commission in compliance with their ongoing reporting requirements under the Exchange Act. The failure to timely file such filings with the Commission was not willful or deliberate, but rather was the result of Reporting Persons not being made aware of the ongoing reporting provisions set forth in the Exchange Act.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
        portion thereof?    [   ] Yes   [ X ] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                                GlobalNet, Inc.

______________________________________________________________________________
                  (Name of Registrant as specified in charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:      March 30, 2001               By     /s/  Robert J. Donahue
    -----------------------------         ------------------------------------
                                          Chairman and Chief Executive Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION
  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).



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                              GENERAL INSTRUCTIONS


1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.


2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.


3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.


4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.


5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.